January 9, 2009

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarters Ended May 3, 2008 and August 2, 2008
Form 8-K, filed November 12, 2008
File No. 1-13536

Dear Mr. Mew:

On behalf of Macy’s, Inc. ("Macy’s"), we are writing to respond to your letter dated December 3, 2008 containing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as well as the December 22, 2008 telephone conference with the Staff in regard to the above referenced filings.

We have included the text of the Staff’s comments preceding Macy’s response.  Set forth below is Macy’s response to the comments presented in your letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations

Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2007, page 18

1.         We have reviewed the current and prior year supplemental financial information relating to your internet and mail order sales for your Macy’s and Bloomingdale’s brand stores and have read your response to our prior comment one regarding the manner in which you calculate comparable store sales performance each period.  We understand there are certain cost efficiencies that accrue when internet purchases are coordinated in some respects with your store operations, particularly with merchandise returns.  Based on the supplemental internal data you provided, we believe the impact of including internet sales in your comparable store sales performance is material and your current presentation of comparable store sales performance is not transparent to investors since you generally present this information in most of your external financial reports.  We continue to believe there is a fundamental difference between in-store sales and internet sales which warrants disclosure of the impact of including internet sales in your comparable store sales performance each period.  Accordingly, in your Form 10-Q for the fiscal quarter ended November 1, 2008, please revise your disclosure of comparable store sales performance to separately disclose the impact of including internet and mail order sales in your calculation for all periods presented.  Please show us what your revised disclosure will look like for all periods presented.

Response:  In response to the Staff’s comment, the Company modified its sales disclosure in its Form 10‑Q for the fiscal quarter ended November 1, 2008 to disclose the increase in sales attributable to its Internet business.  As discussed with the Staff, the Company is aware of its obligations under Item 303 of Regulation S-K and, in future filings, will make such additional disclosures regarding the effects of Internet sales as deemed necessary based on materiality in order for investors to better understand its results of operations.  The Company notes that its Internet and mail order sales constitute a relatively modest portion of its overall net sales (less than 3% in 2007), and that they are expected to continue to be a relatively small percentage of consolidated net sales for the foreseeable future.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies, page F-9

2.         We have read your response to our prior comment two relating to your compliance with the segment reporting requirements of SFAS 131.  We concur with your belief that an important fundamental principle of SFAS 131 regarding segmentation is the desirability of enabling investors to see an enterprise through the eyes of management.  In this regard as discussed in our previous comments, we firmly believe the economic characteristics of the operating segments you have identified are sufficiently dissimilar whereby they do not qualify for aggregation of all of the operating segments into a single reportable retail segment using the criteria under paragraph 17.  Further, as noted in our prior comment using both historical and projected gross margin data you provided us, it appears Macy’s and Bloomingdale’s do not qualify for aggregation due to dissimilar economic characteristics.  Some of the primary underlining reasons why the two brands appear to have dissimilar economic characteristics are as follows:  (1) higher pricing at Bloomingdale’s for the same identical product even when both brands have a store at the same mall; (2) each brand sells similar products of differing quality and style; and (3) each brand sells different products not sold by the other.  In addition, due to the presence of several dissimilar economic characteristics in your internet and catalog mail order operations with Macys.com and Bloomingdale’s By Mail when compared to your retail store operations, it appears your internet and catalog mail order operations also qualify as a separate reportable segment under the requirements of SFAS 131.  Please also refer to the guidance in EITF 04-10.

Response:  As discussed with the Staff, the Company and its Audit Committee believe that the key performance metrics — including comparable store sales trends, gross margin rates, EBIT rates and EBITDA rates — and other economic characteristics of its Macy’s and Bloomingdale’s operations are sufficiently similar to qualify for aggregation into a single reporting segment under paragraph 17 of SFAS 131.  Such data comparisons for recent annual periods are being provided to the Staff, on a supplemental and confidential basis, under separate cover.

Additionally, the Company reiterates the following factors in regards to its continued aggregation of the Macy’s and Bloomingdale’s branded operations:

1)      Aggregation is consistent with objective and basic principles of Statement of Financial Accounting Standards No. 131 (SFAS 131)

a)      Macy’s and Bloomingdale’s engage in similar business activities

b)      Macy’s and Bloomingdales’ operate in similar economic environments

c)      One reportable segment provides users of the Company’s financial statements with all of the information about the Company’s business helpful in    their understanding of the Company’s performance, assessing the Company’s prospects for future cash flows and making informed judgments    about the Company as a whole

2)      The two brands have similar quantitative economic characteristics

a)      Key economic metrics – sales growth, gross margin rates as a percent to sales, EBIT rates as a percent to sales, and EBITDA rates as a percent    to sales – are materially similar

i)        The comparable store sales data for 2005, 2006 and 2007 reflect similar trends and are materially similar

ii)       The gross margin rates as a percent to sales for 2005, 2006 and 2007 reflect similar trends and are materially similar enough to qualify for     aggregation as they approximate 40%, as opposed to gross margin rates of 25% for grocery, drug or electronic retailers or 30% for office     supply retailers

iii)     The EBIT and EBITDA rates as a percent to sales for 2005, 2006 and 2007 are materially similar, and the 2005 to 2006 trend for the Macy’s    brand reflects the transitional impact of the acquired May divisions

b)      The graphical analysis supplied to the Staff under separate cover illustrates that these metrics for 2005, 2006 and 2007 fall within a close range     and follow the same trend

c)      The comparable store sales data and the EBIT and EBITDA rates for year-to-date 2008 are greatly impacted by the current economic    environment and deviate from the historical trends; however, the gross margin rates as a percent to sales for year-to-date 2008 continue to trend    in the same direction and remain materially similar and long-term average gross margins remain the better indicator of similar economic    characteristics to satisfy the aggregation criteria

d)      The most recent preliminary version of the Company’s 2009 business plan, which remains subject to further review and revision, continues to    present materially similar gross margin rates as a percent to sales, although, as previously disclosed to the Staff, these rates do reverse trend and    begin to show improvement for the reasons disclosed in the November 12, 2008 correspondence

3)      The two brands have similar qualitative economic characteristics

a)      The manner in which the two brands operate and generate sales is similar

b)      Sales of each of the brands are similarly affected by general economic conditions that impact consumer spending habits, such as inflation,    unemployment or declining consumer confidence

c)      The ways in which the brands react to changes in the economic environment are similar.  For example, in the current economic environment, both    brands are taking the following actions:

i)        Additional markdowns are being taken in order to stimulate consumer demand

ii)       Additional allowances are being collected from vendors to support the increased markdowns

iii)     Where possible, vendor orders are being cancelled or reduced in order to appropriately manage inventory to match the reduced consumer    demand

iv)     Selling, general and administrative expenses are being tightly controlled to appropriately scale the expense structure to match reduced sales

d)      Competitive risks to each of the brands are similar, including the risks of local competition and new entrants into a market

e)      The two brands share functions that are critical to their operations

i)        Real estate services

ii)       Store construction

iii)     Area research

iv)     Distribution and logistics network

v)      Credit card services

4)      The two brands are similar in each of the following areas

a)      The nature of products and services

i)        The merchandise mix found at each of the brands is not materially different

ii)       Almost 85% of Bloomingdale’s vendors can be found at Macy’s branded operations and almost 60% of Macy’s vendors can be found at     Bloomingdale’s branded operations

b)      The nature of the production processes

i)        The merchandise planning and allocation processes are similar for the two brands

ii)       Merchandise sourcing is also similar

c)      The type or class of customer for products and services

i)        Customers often make purchases at each of the Company’s branded operations

ii)       Almost 50% of customers that maintain a Bloomingdale’s branded credit card also maintain a Macy’s branded credit card

d)      The methods used to distribute products or provide services

i)        Each brand sells merchandise through department stores and through the Internet

ii)       The Internet operations are integrated (e.g., merchandise offerings, sales initiation, sales returns) with the store operations

e)      The nature of the regulatory environment

i)        Each brand is subject to the same Federal and state laws and regulations, including antitrust, advertising, employment practices, and FTC
    (warranties, textile fiber labeling, and jewelry guidelines)

ii)       The types of litigation and claims brought against each brand are similar

As noted in 3) e), the Company provides various support functions to its retail operating divisions on an integrated company-wide basis.  As such, the Company makes decisions about resources to be allocated to its operating segments on a Company‑wide basis.  For example, in evaluating opportunities for new store openings, the Company analyzes relevant demographic, psychographic and other data, including if applicable the proximity of its other stores, and determines the branding of the new store based on which brand is perceived to have the greatest potential to contribute to the Company’s overall financial performance.

With respect to the Staff’s specific comments in reference to perceived dissimilarity in the economic characteristics of the Company’s Macy’s-branded operations and Bloomingdale’s branded operations, the Company believes that the similarities in the merchandise offerings and related pricing employed in its branded operations far outweigh the dissimilarities, and (1) it is the Company’s practice to have identical products offered at the same regular price regardless of brand or selling format (although promotional calendars or clearance activity can sometimes result in identical products being offered at different “sale” prices), and (2) while the Company’s localization initiative and other merchandising strategies enable each individual store location to offer similar products of differing quality and style and different products not sold by others, this merchandise assortment differentiation is modest and intended to address the needs and preferences of the local market.  .

The Company views its utilization of Internet resources as an important component of the Company’s overall, integrated merchandising and marketing strategy, not as a separate business.  The Internet operations of each of the Company’s brands are being built to support the brand and are therefore closely integrated with the branded store operations.  Examples, as previously provided to the Staff, include the same advertising and promotional calendars, certain Internet sales being originated in stores, Internet product research leading to store purchases, and certain Internet returns being made in stores.  Also, decisions about the allocation of resources to benefit the Internet operations, including capital spending and advertising, are only made after consideration of how these resources also benefit the store operations.  Moreover, as noted in response to comment 1, the Company notes that its Internet and mail order sales constitute a relatively modest portion of its overall net sales (less than 3% in 2007), and that they are expected to continue to be a relatively small percentage of consolidated net sales for the foreseeable future.

For the reasons set forth above and previously stated, the Company and its Audit Committee continue to believe that its segment reporting complies with the requirements of SFAS No. 131.  In this regard, the Company represents to the Staff that the Company believes — from the standpoint of understanding its business activities, the economic environment in which the Company operates, and its prospects for future cash flows — that the aggregation of its operating segments for financial reporting purposes provides investors with information which is equivalent in all material respects to the information that would be provided if the Company treated its Macy’s and Bloomingdale’s brands and its Internet businesses as separate reporting segments.

3.         While you have indicated your chief operating decision maker generally uses gross margin data, we also recognize that when reviewing discrete financial information for each operating segment identified he could use more than one operating metric to evaluate and assess performance under SFAS 131.  Further, in many instances differences and disparity in economic characteristics tend to become more obvious when you include the impact of certain operating costs and expenses below the gross margin line such as store labor and other direct operating expenses for the retail stores in arriving at operating income (loss) for each operating segment.  In this regard, please provide us for each of your seven operating segments the net sales and operating income (loss) financial information for the year-to-date period ended November 1, 2008, as well as for fiscal years 2007, 2006 and 2005.

Response:  As discussed with the Staff, the Company is providing to the Staff, on a confidential basis under separate cover, information supplied to the Company’s chief operating decision maker on a regular basis in the ordinary course of business.

4.         We reviewed the supplemental internal financial information you provided us presenting net sales and gross margin data for Macy’s and Bloomingdale’s for fiscals 2004 through 2007, along with projected performance for fiscal years 2008 through 2010.  Please confirm that the financial information excludes internet and catalog mail order sales for each brand.  If not, please provide separately for each brand the same financial data for the retail stores and the internet and catalog mail order sales for all periods provided.  Please provide us the nature and basis for the primary factors and key assumptions which explain and support the gross margin trends you expect each brand to achieve in 2008 as well as the performance you have projected for 2009 and 2010.

Response:  The Staff is advised that the supplemental internal financial information previously provided to the Staff includes Internet and mail order sales associated with the Macy’s and Bloomingdale’s brands, as applicable.  As discussed with the Staff, the Company believes that it is appropriate for purposes of SFAS 131 analyses to include the Internet and mail order businesses with the Company’s store-branded operations because doing so is consistent with the manner in which the Company’s management views the Company’s business.  Moreover, as noted above in response to Comment 2, the Company believes that such aggregation does not adversely affect investors’ understanding of the Company’s business activities, the economic environment in which it operates or its prospects for future cash flows.  Also, as noted in response to Comment 3, the Company is providing to the Staff, on a confidential basis under separate cover, information supplied to the Company’s chief operating decision maker on a regular basis in the ordinary course of business.

Please see the Company’s November 12, 2008 correspondence in response to prior Comments 5 and 6 for a discussion of the nature and basis for the primary factors and key assumptions which explain and support the gross margin trends expected to be achieved by the Company’s branded operations.

Form 10-Q, for the quarter ended August 2, 2008

Notes to Consolidated Financial Statements
Note 1.  Summary of Significant Accounting Policies

Note 4.  Asset Impairment Charges

5.         We received the additional supplemental information as well as your response to our prior comment five regarding your independent valuation of certain reporting units and goodwill as well as certain intangible assets as of May 31, 2008.  Please explain to us in detail the reasons for the differences in the approach and the methodology, including discount rates, for determining fair value used in the most recent annual review performed in 2008 when compared to those used during your annual valuation of reporting units and reviews for impairment of goodwill and other intangibles during 2007 and 2006.  Tell us if in prior reviews you have consistently placed greater emphasis on estimating fair values of your reporting units based on discounted cash flows as opposed to the trading price of your common stock.  If in your most recent review you changed the method used to estimate the fair value of your reporting units, please tell us the basis for the change and why you believe the new method provide a better estimate of fair value.

Response:  The Company has not changed its approach or methodology for valuing its reporting units from 2006 through the present, and it has consistently placed greater emphasis on operating unit valuations based on discounted cash flows than on the trading price of the Company’s stock.  In this regard, the Company notes that SFAS No. 142 does not require goodwill to be marked-to-market (or marked to market capitalization), that determining fair value under SFAS No. 142 requires a great deal of judgment, and that while it may be prudent to reconcile the combined fair value of a company’s reporting units to its market capitalization, this should not be viewed as the only factor to consider in assessing the fair value of goodwill.  The discount rates utilized in each analysis varied from period to period based on then-current market conditions, and the analyses have historically presented the fair values using a range of discount rates to reflect sensitivities associated with achieving the assumed cash flows.  The discount rates were in each case intended to represent the Company’s weighted average cost of capital.  In the case of the annual valuations performed by a third‑party valuation expert, the range of discount rates was selected by such valuation expert.  In the case of the sensitivity analysis conducted by the Company as of October 4, 2008, the Company determined its weighted average cost of capital (which it then used as the discount rate for its discounted cash flow analysis) in consultation with a third‑party investment bank.  In all cases, the Company believes that the discount rates utilized were reasonable and appropriate.

6.         We note the supplemental information you provided relating to an updated sensitivity analysis of reporting unit fair value as of October 4, 2008.  Your discounted cash flow analysis resulted in significant control premiums.  In that regard, please provide us objective evidence to support the significant control premium and explain to us why you believe each of the assumed control premiums calculated under each discount rate used are reasonable.  Explain to us your basis for using an assumed stock price of $19.51 in your analysis as of October 4, 2008 as opposed to the closing price on October 3, 2008.

Response:  The information requested by the Staff in regards to the control premium is being provided to the Staff, on a supplemental basis, under separate cover.

The Company used an assumed stock price of $19.51, which represents the daily average for the fiscal month of September 2008, as opposed to the closing price as of October 3, 2008 (the last day of fiscal September), because the Company believes that an average stock price over a reasonable period of time rather than a point estimate is appropriate and consistent with the guidance related to SFAS No. 142.  The various stock price fluctuation charts provided to the Staff were used to support the Company’s conclusion that the decline in the Company’s market capitalization was not necessarily Company specific, but reflected the overall then-current economic environment.

Although there was a significant decline in the Company’s market capitalization between the annual impairment testing as of May 31, 2008 and the updated sensitivity analysis as of October 4, 2008, the Company’s projected cash flows for each reporting unit did not decline in the same magnitude.

As discussed with the Staff, the Company continues to monitor events and circumstances that may indicate that the carrying value of its goodwill may not be recoverable.  The Company does not believe that any such events or circumstances existed at the time of the filing of the Form 10-Q for the fiscal quarter ended November 1, 2008.  However, with the continuing overall difficult business climate and the completion of the most recent holiday shopping season, the Company intends to perform a reporting unit goodwill impairment test during the fourth quarter of 2008, to determine whether the fair value of any of the reporting units are below their carrying value.  If this process or other events or circumstances occurring or existing prior to the release of the Company’s financial statements for its 2008 fiscal year indicate that the carrying value of the Company’s goodwill exceeds its fair value, the Company will appropriately reduce such carrying value and record a related impairment charge in its fourth fiscal quarter of 2008.  In any event, the Company proposes to include in the discussion of its critical accounting policies in its Form 10-K for fiscal 2008 a discussion of the accounting principles and methods used in relation to the carrying value of its goodwill, including the determination of the Company’s reporting units, the Company’s approach to determining the fair value of its reporting units, the risks and uncertainties inherent in the valuation of its goodwill, and the potential effects on its reported financial condition and results of operations of changes in such valuation.  In particular, the Company proposes to include disclosures regarding sensitivities to the effects of hypothetical changes in the key assumptions used in the valuation calculation.

7.         We note from the supplemental information provided the closing price of your stock for February 4, 2008 when compared to October 3, 2008 has declined more than everyone amongst your competitor group except for Saks.  Please explain to us why you believe the performance and decline of your common stock exceeded most of the competitors in your selected group.  Please also tell why you included Saks in your selected competitive group.

Response:  As part of the sensitivity analysis performed as of October 4, 2008, the Company prepared the various stock price fluctuation charts provided to the Staff to support the conclusion that the Company’s decline in stock price was impacted by the current economic environment and broader market declines and not specifically tied to any Company specific data. For all periods presented, including the period subsequent to the Company’s revised earnings guidance being released on October 10, 2008, the Company’s decline in stock price was generally in line with that of the other companies presented.  The Company does not know why the Company’s stock price decline was more than most competitors, and any effort to explain this circumstance would be based on a broad spectrum of speculation.

The Company included Saks in its selected competitive group because the Company believes that Saks is a competitor with similar merchandise and product offerings.  The Company also notes that Saks is listed as a competitor in the Company’s annual Form 10-K filings, and that the exclusion of Saks from the Company’s stock price analyses would not have influenced the conclusions reached by the Company.

8.         Please explain to us what impact your recent reorganization and consolidation in 2008 of certain operating divisions had on your recent evaluation of goodwill for impairment.

Response:  As previously disclosed to the Staff, the localization initiative is expected to have a positive impact on both sales and gross margin.  In combination with the localization initiative, the Company consolidated certain divisions.  The savings from the division consolidation process, net of the amount invested in the localization initiative and increased store staffing levels, are expected to reduce selling, general and administrative expenses by approximately $100 million per year, beginning in 2009.  These assumptions of increased sales and gross margin and reduced selling, general and administrative expenses were reflected in the discounted cash flow analysis employed in connection with the May 31, 2008 valuation of the Company’s goodwill as well as the updated sensitivity analysis performed as of October 4, 2008.

The decision to pursue the consolidation/localization initiatives was reached for business reasons unrelated to the valuation of goodwill. The Company also notes that the effective date of the operating division consolidations was February 6, 2008, which was only four days after the end of fiscal 2007.  As part of the preparation of the 2007 financial statements, the Company performed a sensitivity analysis on its reporting units and concluded that it was not “more likely than not that the fair value of a reporting unit had fallen below its carrying value.”  This sensitivity analysis was supplementally provided to the Staff on August 26, 2008.  The Company continued to rely on that analysis to conclude that there was no goodwill impairment immediately prior to the consolidation of the reporting units.

Form 8-K, filed November 12, 2008

Exhibit 99.1 – Press Release of Macy’s dated November 12, 2008

9.         We note you disclose operating income and diluted earnings per share data after excluding gross consolidation costs incurred during the third quarter of fiscal 2008.  As you discuss in the release, you expect to achieve cost savings of approximately $60 million during fiscal 2008.  Your current disclosure deducts the gross consolidation costs instead of the net consolidation costs in arriving at the operating income and diluted earnings per share data being disclosed.  Please explain to us why you believe it is appropriate to exclude the year-to-date consolidation costs to arrive at operating income and diluted earnings data you disclose instead of netting the relative cost savings you achieved to date during the same period resulting from the gross consolidation costs.

Response:  The Company believes that operating income and diluted earnings per share from continuing operations, excluding consolidation costs, are useful measures in evaluating the Company’s ability to generate earnings from continuing operations, and that providing such measures will allow investors to more readily compare the earnings referred to in the press release to the earnings provided by the Company in past and future periods.

The separately reported consolidation costs are incurred with the intent to achieve the related cost savings.  More importantly, the divisional consolidation costs are non-recurring, while the savings are projected to be realized on an ongoing basis.  Given that the purpose of the exclusion is to enhance comparability from period to period, the Company believes it is appropriate to exclude the non-recurring costs while including recurring savings in selling, general and administrative expenses as and when they are actually realized.

*       *       *       *       *       *       *

Macy’s hereby acknowledges that:

•                    Macy’s is responsible for the adequacy and accuracy of the disclosure in its filings;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect          to its filings; and

•                    Macy’s may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities          of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Milwood Hobbs, United States Securities and Exchange Commission

            Donna Di Silvio, United States Securities and Exchange Commission

            Jim Allegretto, United States Securities and Exchange Commission

            Steven Jacobs, United States Securities and Exchange Commission

Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

            Mark Larson, KPMG LLP

            John Connor, KPMG LLP

            Carmen Bailey, KPMG LLP

            Melanie Dolan, KPMG LLP